UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 23, 2012.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2012

Highlights

•	Golar LNG reports operating income of $58.0 million for the second quarter of 2012, an increase of 108% from the first quarter.

•	Golar LNG reports consolidated net income of $35.4 million for the second quarter of 2012.

•	Nusantara Regas Satu (“NR Satu” – formerly Khannur) delivered and started its charter on May 4th and successfully completed acceptance tests.

•	Hilli and Gandria have completed their reactivation and will be marketed for future trading as well as for project work.

•	Golar LNG increases quarterly dividend by 14% to $0.40 cents per share, driven by improved cashflow and stronger market outlook.

Subsequent events

•	Golar LNG completed the sale of interests in the companies that own and operate the floating storage and regasification unit (“FSRU”), NR Satu to Golar Partners L.P. (“Golar Partners” or the “Partnership”), a subsidiary of Golar, shortly after quarter-end[1].

•	Golar Partners successfully raised net proceeds from a public follow-on equity offering of approximately $188 million.

•	Golar has been awarded the Gas Atacama Mejillones Seaport’s FSRU project for a long term charter (subject to certain conditions) of one of the Company’s FSRU newbuilds.

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports consolidated net income of $35.4 million and consolidated operating income of $58.0 million for the three months ended June 30, 2012 (the “second quarter”).

Revenues in the second quarter were $107.0 million as compared to $83.1 million for the first quarter of 2012 (the “first quarter”). The increase is primarily as a result of increased rates for Golar Arctic and Golar Grand throughout the quarter following the commencement of their new 3 year charters and, both NR Satu and Golar Viking commencing new charters in May. This is reflected in an improved average Time Charter Equivalent (“TCE”) rate for the second quarter at $97,118 per day compared to $90,464 for the first quarter.

1 Golar LNG Partners is a subsidiary of the Company. Accordingly, the effect of the dropdown of the Nusantara Regas Satu to Golar LNG Partners, partly financed by vendor financing for $155 million with the balance of $230 million paid in cash, will be eliminated on consolidation for the purpose of the consolidated financial statements.

Operating costs in the second quarter at $17.8 million are lower than the first quarter at $27.9 million. This is mainly due to the majority of the expensed reactivation costs for both Hilli and Gandria being incurred in the first quarter of 2012 as both vessels completed their reactivation in April.

Net interest expense for the second quarter at $8.5 million is higher than the $6.1 million incurred in the first quarter mainly due to a full quarter’s interest charge accruing on the Company’s convertible bond issue in March 2012.

Other financial items increased to a loss of $4.4 million in the second quarter compared to $2.6 million in the first quarter. This is mainly due to the negative movement in the valuation of currency swaps and forward contracts.

Tax expense is higher this quarter at $0.4 million compared to a first quarter’s tax credit of $1.2 million. This is mainly due to tax provisions made in respect of our Indonesian operations related to the ownership and management of the Company’s fourth FSRU, the NR Satu. However, the tax exposure in Indonesia is mitigated by the recognition of revenue from the charterer such that the taxes paid are fully recovered.

Financing, corporate and other matters

Dividends
With the delivery of the NR Satu and a full quarter’s earnings at new charter rates for both Grand and Arctic, the Board has proposed that the cash dividend be increased by $0.05 cents to a total of $0.40 cents a quarter. The record date for the dividend will be September 13, ex-dividend date is September 11 and the dividend will be paid on or about September 27, 2012.

Chile FSRU
The Company announced on July 5, 2012 that it had been awarded the Gas Atacama Mejillones Seaport’s FSRU Project (“Gas Atacama”). The initial term of the contract, which remains subject to certain Charterer conditions being met by the end of 2012, is for 15 or 20 years and is expected to generate an average annual EBITDA of approximately US$47-US$48 million. On top of the initial term, Gas Atacama has three five-year contract extension options. Should the conditions on the contract be met, the Company plans to exercise the option to have its LNG carrier newbuild scheduled for completion in early 2015 constructed as an FSRU. If the conditions are not met, the Company will take delivery of an LNG carrier as originally envisioned.

Golar LNG Partners follow-on equity offering
Golar Partners successfully closed a public offering of 5,500,000 common units on July 16 at a price of $30.95 per common unit. In addition, the Underwriters exercised in full their option to purchase a further 825,000 common units bringing the total number of units sold to 6,325,000. Golar GP LLC, the Partnership’s general partner, maintained its 2% general partner interest in the Partnership and Golar subscribed to 969,305 common units in a private placement at a price of $30.95 per unit. The net proceeds to the Partnership from the public offering were approximately $188 million. Following the closing, the Company owns 10,296,559 common units and 15,949,831 subordinated units representing an approximate 55.5% interest in the Partnership. By virtue of its ownership of the General Partner which owns 946,355 units, the Company’s total interest in the Partnership now stands at approximately 57.5%. The proceeds were used to part finance the Partnership’s purchase of the Nusantara Regas Satu from the Company on July 19.

Nusantara Regas Satu
As previously announced, the conversion of NR Satu was completed in April and the FSRU was delivered to the Charterer on May 4. The FSRU successfully completed its acceptance procedures on July 13. The FSRU has been in operation without any major technical issues since its delivery.

Subsequent to the successful acceptance by its Charterer, the Company completed its sale of interests in the companies which own and operate the NR Satu to Golar Partners on July 19, 2012. Golar sold the FSRU for $385 million. The acquisition was financed by Golar Partners by raising gross proceeds of $230 million from its equity offering and $155 million of vendor financing provided by the Company. The vendor financing is expected to be refinanced when Golar Partners enters into bank financing in respect of the NR Satu. This is expected to be completed in the near future. The proceeds received by the Company from this sale will in part be used to meet some of its 2013 and 2014 newbuilding commitments.

Golar Maria charter
The summer market is somewhat softer driven by approximately 6.5 million tonnes of production capacity being temporarily closed down for regular maintenance work. Nevertheless, Golar Maria, which was redelivered from the charterer in August, is currently trading in the spot market at attractive rates.

The Board expects the shortage of ships to manifest itself in increasing short-medium term charter rates later in the year as players re-enter the market to build stocks for winter and ships ordered for the Angola LNG project are deployed on their term charters. Angola LNG expects to launch in September. When the Company feels that market rates better reflect the underlying reality it will consider longer term charter options for the Maria.

De-listing from Oslo Bors
The Company announced on April 27, 2012 that it would seek to de-list from the Oslo Bors. A Special General Meeting was held on June 18, 2012 to seek shareholder support for this and an overwhelming majority voted in favour of the proposal. An application to de-list was made to Oslo Bors in July and the Company will now de-list from the Oslo Stock Exchange on August 30, 2012.

As previously announced by the Company in its Special General Meeting notice, Golar will maintain a VPS register, and, subsequent to its de-listing, will maintain an OTC listing in Norway. This will mean that Norwegian shareholders will be able to continue holding and trading their shares in Norway but that the Company will also be able to realize the financial savings it was seeking.

Shares and options
During the quarter a total of 25,000 options were exercised. In connection with this, the Company issued 25,000 new shares. The total number of remaining options is 760,029. As at June 30, 2012 the total number of shares outstanding in Golar excluding options is 80,323,752.

Shipping

The market tightened during the second quarter as a result of stronger Far East demand for LNG and increasing availability of cargoes both in the Atlantic and Pacific basins. Charter rates experienced upward pressure due to a lack of vessel availability.

Increasing LNG production and increasing tonne/mile ratios as well as fleet renewals will continue to drive demand for medium and long-term charters. Shorter-term tightness in the market is expected to remain through 2012-13.

With much of the overhang of tonnage restricted to First Generation vessels in the East during the second quarter, chartering interest in both regions remained unfulfilled. As such, with anticipated structural tightness expected and with strong demand for tonnage, a bullish sentiment within the shipping market continues.

The worldwide LNG fleet currently stands at 364 vessels including FSRUs, with a further 83 on order including FSRU’s/FPSO’s. Seventy four vessels have been ordered since January 1, 2011, including 17 vessels ordered in 2012. Today, half the order book is committed. Delivery of most of this order book is not scheduled to commence until Q3 2013 leaving demand unaddressed until the middle of the decade.

FSRUs

The Board continues to look with confidence for further FSRU growth. The Company’s optimism in the last earnings report has in part been met following its successful bid for the GasAtacama project. Demand continues to accelerate for new FSRU projects worldwide, especially where a fast track start-up is a high priority. Possessing the only uncommitted newbuild FSRU available for 2013 delivery and one of only two available for 2014 delivery, the Company believes that it is well positioned to meet this need for a rapid solution.

Project development activities are particularly strong in the Middle East and India while South America continues to lead the way with the largest number of delivered, operating and awarded projects. Against this back drop of very strong demand for new FSRU projects is a small supply pool of firm FSRU assets for lease by experienced FSRU Owner/Operators. A strong operational track record combined with robust underlying demand means Golar remains well placed to win further contracts. The Company is one of two FSRU players shortlisted for three separate projects. Five additional projects are expected to issue tender invitations during the remainder of 2012.

LNG Market

Despite some production issues reported at several projects, and some scheduled maintenance, incremental spot LNG supplies became available during the quarter facilitating trading opportunities.

Far East demand, particularly in Japan, increased during the quarter which created competition with the counter seasonal markets in the Middle East and South America pushing up LNG prices. Considerable supply moved into Argentina, much of it replacement cargoes following Repsol’s cancelled supply contracts. Brazil also appeared as a new entrant into the trading market, trading spot cargoes that were originally intended for Brazil. While demand in Europe remained weaker, LNG prices rose on the back of strong interest to re-export cargo’s to markets in the Atlantic and Pacific basins.

Towards the end of the quarter, with increasing supply ramping up from Australian projects, decreasing oil prices and milder weather, demand and prices softened. The summer lull could however be short-lived as Asian players are likely to re-enter the market this fall to start building stocks for the winter months.

New LNG supply is now entering the market. In Australia, Woodside’s Pluto Train 1 production officially commenced commercial operations in late May. Following its start-up, the project produced at a higher than expected rate. Angola LNG delayed its launch which is now expected to export its first cargo by mid-September, a set-back of about 5 months from its original target date. In addition to these, supply projects under construction in both the Atlantic and Pacific Basin have reached close to 80 million tonnes.

Both Australia Pacific LNG and Petronas’ FLNG project have formally announced a final investment decision (“FID”) whilst Sabine LNG Export is expected to announce a final FID in the third quarter. The sanctioning of these projects adds additional capacity of approximately 23 million tonnes to projects under construction. In addition to the new production in 2012 from Pluto and Angola LNG and projects already under construction, large natural gas reserves in new regions such as North America, East Africa and the Eastern Mediterranean are expected to drive the need for LNG vessels higher.

Outlook

The Board is pleased with the performance of the Company during the quarter as the underlying strength of the LNG shipping sector has led to greatly improved earnings. The technical performance of both the LNG carrier and FSRU fleets has been excellent with close to 100% up-time on the chartered vessels demonstrating Golar’s commitment to operational excellence.

The Board expects that earnings in the coming year will improve as a function of increased charter revenues for Golar Maria and Golar Viking as well as potential income from Gandria and Hilli. The first of the thirteen newbuildings is scheduled to be delivered in September 2013. With all newbuildings being delivered in the period between September 2013 and first quarter 2015. This will create another steep ramp up in the Company’s operating cash flow.

The present charter market indicates a strong backwardation for longer charter durations. The Board is optimistic that long term rates will however improve as a function of a solid vessel supply / demand situation and restricted amount of newbuildings available. The Company has received several proposals for long term charters but does not find the rate levels attractive. The Board sees the short to medium term market as financially attractive while the Company waits for long term rates to escalate.

Shareholders should be prepared for short term volatility in the market in the next two to three years, however it is becoming increasingly clear that significant amounts of new tonnage will have to be brought to the market to meet the expected 90 mmtpa increase in LNG production in the period to 2017. With its 13 uncommitted newbuildings and 7 existing vessels Golar is in a very strong position to help meet this demand.

The drop down of NR Satu has increased Golar’s financial flexibility. The Board expects that through operational cash flow, new bank debt and further drop downs the Company can fully finance the newbuilding program and also maintain a high dividend capacity without raising additional equity.

The large spread in global gas prices and relative cheapness of gas versus oil is likely to spur strong growth and high activities in the years to come. Golar is spending significant time in order to find investment opportunities which can capitalize on this trend. The Company is currently working actively on liquefaction projects, power projects as well as floating storage and regasification projects

The Company’s success in the tender for the GasAtacama Mejillones LNG import project has demonstrated Golar’s market leading position in Floating Storage and Regasification. Key to the success in this project was the Company’s strong influence with the key shipbuilding yards as well as its demonstrable operational track record. With final investment decisions upcoming on new and credible FSRU projects, and the limited pool of providers with a track record of delivering and operating such assets, the Board is hopeful of more lucrative FSRU contracts in the relatively near term.

Operating results are expected to grow further in the third quarter and further positive development and high growth is expected to continue in the periods that follow. The Board is excited about the company’s current positioning and the opportunity to deliver a solid return to shareholders in the years to come.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

August 22, 2012
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell – Chief Executive Officer
Brian Tienzo – Chief Financial Officer

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2012	2012	2012	2011	2011
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan - Dec

Operating revenues	106,992	83,069	190,061	141,455	299,848

Vessel operating expenses	17,821	27,910	45,731	30,224	62,872
Voyage and charterhire expenses	3,052	746	3,798	4,663	6,042
Administrative expenses	6,663	6,515	13,178	17,621	33,679
Depreciation and amortization	21,459	20,043	41,502	34,925	70,286
Impairment of long-term assets	-	-	-	-	500
Total operating expenses	48,995	55,214	104,209	87,433	173,379

Other operating gains and losses	(11)	(16)	(27)	(12,267)	(5,438)

Operating income	57,986	27,839	85,825	41,755	121,031

Gain on business acquisition	-	4,084	4,084	-	-
Gain on sale of available-for-sale-securities	-	-	-	541	541

Financial income (expenses)
Interest income	514	512	1,026	764	1,757
Interest expense	(9,020)	(6,622)	(15,642)	(14,299)	(25,773)
Other financial items	(4,372)	(2,647)	(7,019)	(9,024)	(29,086)
Net financial expenses	(12,878)	(8,757)	(21,635)	(22,559)	(53,102)

Income before taxes, equity in net earnings of associates and non-controlling interests	45,108	23,166	68,274	19,737	68,470
Taxes	(448)	1,169	721	1,612	1,705
Equity in net earnings (losses) of investees	190	6	196	(1,229)	(1,900)

Net income	44,850	24,341	69,191	20,120	68,275
Net (income) loss attributable to non-controlling interests	(9,434)	(9,165)	(18,599)	(4,393)	(21,625)
Net income attributable to Golar LNG Ltd	35,416	15,176	50,592	15,727	46,650

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2012	2012	2012	2011	2011
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan-Dec

Net income	44,850	24,341	69,191	20,120	68,275

Other comprehensive (loss) income:
Losses associated with pensions (net of tax)	-	-	-	-	(3,139)
Unrealized net gain on qualifying cash flow hedging instruments	554	1,526	2,080	400	1,024

Other comprehensive income (loss)	554	1,526	2,080	400	(2,115)

Comprehensive income	45,404	25,867	71,271	20,520	66,160

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	36,295	16,389	52,684	15,706	43,636
Non-controlling interests	9,109	9,478	18,587	4,814	22,524

	45,404	25,867	71,271	20,520	66,160

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2012	2011
(in thousands of $)	Jun-30	Dec-31

ASSETS
Current
Cash and cash equivalents	77,489	66,913
Restricted cash and short-term investments	37,420	28,012
Other current assets	15,560	10,687
Amounts due from related parties	131	354
Total current assets	130,600	105,966
Non-current
Restricted cash	186,812	185,270
Equity in net assets of non-consolidated investees	5,455	22,529
Newbuildings	300,382	190,100
Vessels and equipment, net	1,800,453	1,704,907
Other long-term assets	27,322	23,862
Total assets	2,451,024	2,232,634

LIABILITIES AND
STOCKHOLDERS’ EQUITY
Current
Current portion of long-term debt	71,636	64,306
Current portion of capital lease obligations	6,131	5,909
Other current liabilities	175,488	164,747
Amounts due to related parties	213	21,178
Total current liabilities	253,468	256,140
Long-term
Long-term debt	811,201	627,243
Long-term debt to related parties	90,000	80,000
Obligations under capital leases	399,677	399,934
Other long-term liabilities	109,912	113,497
Equity
Non-controlling interests	83,574	78,055
Stockholders’ equity	703,192	677,765

Total liabilities and stockholders’ equity	2,451,024	2,232,634

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2012	2012	2012	2011	2011
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan-Dec

OPERATING ACTIVITIES
Net income	44,850	24,341	69,191	20,120	68,275
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	21,459	20,043	41,502	34,925	70,286
Amortization of deferred tax benefits on intragroup transfers	(1,814)	(1,814)	(3,628)	(3,059)	(6,687)
Amortization of deferred charges	356	384	740	758	1,484
Undistributed net (earnings)/losses of non-consolidated investee	(65)	(6)	(71)	1,229	1,900
Drydocking expenditure	(5,210)	(13,204)	(18,414)	(9,657)	(19,773)
Stock-based compensation	587	557	1,144	666	1,970
Gain on business acquisition	-	(4,084)	(4,084)	-	-
Gain on available-for-sale-securities	-	-	-	(541)	(541)
Change in market value of derivatives	3,032	(5,289)	(2,257)	(10,712)	3,117
Other current and long-term assets	(1,987)	(4,952)	(6,939)	(68,211)	4,003
Other current and long-term liabilities	739	(11,876)	(11,137)	54,804	(10,493)
Interest element included in capital lease obligations	126	22	148	376	898
Unrealized foreign exchange (gain)/loss	(2,276)	3,689	1,413	5,357	1,669
Impairment of long-term assets	-	-	-	-	500
Net cash provided by operating activities	59,797	7,811	67,608	26,055	116,608

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2012	2012	2012	2011	2011
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(34,409)	(17,518)	(51,927)	(41,230)	(99,082)
Additions to newbuildings	(3,804)	(106,478)	(110,282)	(117,322)	(190,100)
Investment in subsidiary, net of cash acquired	-	(19,438)	(19,438)	-	-
Additions to unlisted investments	-	-	-	(222)	(4,152)
Placement of long-term restricted cash	-	-	-	-	(1,739)
Proceeds from sale of investments in available-for-sale securities	-	-	-	901	901
Restricted cash and short-term investments	6,262	(15,730)	(9,468)	(14,215)	(4,472)
Net cash used in investing activities	(31,951)	(159,164)	(191,115)	(172,088)	(298,644)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	-	250,000	250,000	58,723	23,600
Proceeds from long-term debt from related parties	-	170,000	170,000	-	80,000
Repayments of obligations under capital leases	(1,618)	(1,460)	(3,078)	(3,039)	(6,054)
Repayments of short term and long-term debt	(22,149)	(9,678)	(31,827)	(74,558)	(129,350)
Repayments of long-term debt to related parties	-	(160,000)	(160,000)	-	-
Financing costs paid	-	(3,428)	(3,428)	-	-
Cash dividends paid	(28,151)	(47,167)	(75,318)	(40,314)	(65,022)
Acquisition of non-controlling interest	-	-	-	(107,775)	(108,050)
Non-controlling interest dividends	(6,534)	(6,534)	(13,068)	(1,000)	(12,532)
Proceeds from exercise of share options (including disposal of treasury shares)	227	575	802	10,381	13,845
Proceeds from issuance of equity in subsidiaries to non-controlling interests	-	-	-	287,795	287,795
Net cash (used in) provided by financing activities	(58,225)	192,308	134,083	130,213	84,232
Net (decrease) increase in cash and cash equivalents	(30,379)	40,955	10,576	(15,820)	(97,804)
Cash and cash equivalents at beginning of period	107,868	66,913	66,913	164,717	164,717
Cash and cash equivalents at end of period	77,489	107,868	77,489	148,897	66,913

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Accumulated		Total before
		Additional		Other	Accumulated	Non-	Non-
	Share	Paid in	Contributed	Comprehens-	Retained	Controlling	Controlling	Total
(in thousands of $)	Capital	Capital	Surplus	ive loss	Earnings	Interest	Interest	Equity

Balance at December 31, 2011	80,237	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	-	-	-	-	50,592	50,592	18,599	69,191
Dividends	-	-	-	-	(54,182)	(54,182)	-	(54,182)
Share options charge	-	1,144	-	-	-	1,144	-	1,144
Issuance of convertible bonds	-	24,979	-	-	-	24,979	-	24,979
Non-controlling interest dividends	-	-	-	-	-	-	(13,068)	(13,068)
Exercise of share options	87	1,204	-	-	(489)	802	-	802
Other comprehensive income	-	-	-	2,092	-	2,092	(12)	2,080

Balance at June 30, 2012	80,324	425,710	200,000	(32,856)	30,014	703,192	83,574	786,766

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements

1. GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited (“World Shipholding”), a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of June 30, 2012 and December 31, 2011, World Shipholding owned 45.76% and 45.81%, respectively, of Golar.

2. ACCOUNTING POLICIES

Basis of accounting
The Condensed Consolidated Financial Statements at June 30, 2012 are unaudited, but in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. The results reported in these Condensed Consolidated Financial Statements should not necessarily be taken as indicative of results that may be expected for the entire year.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

3. SEGMENTAL INFORMATION

The Company owns and operates LNG carriers and FSRUs and provides these services under time charters under varying periods and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
•	LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Six months ended			Six months ended
	June 30, 2012			June 30, 2011

	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Revenue from external customers	190,061	-	190,061	141,455	-	141,455
Vessel and voyage operating expenses	(49,529)	-	(49,529)	(34,887)	-	(34,887)
Administrative expenses	(12,255)	(923)	(13,178)	(12,500)	(5,121)	(17,621)
Depreciation and amortization	(41,258)	(244)	(41,502)	(34,697)	(228)	(34,925)
Other operating gains and losses	-	(27)	(27)	-	(12,267)	(12,267)

Operating income (loss)	87,019	(1,194)	85,825	59,371	(17,616)	41,755
Gain on business acquisition	4,084	-	4,084	-	-	-
Gain on sale of available-for-sale	-	-	-	541	-	541
securities
Net financial expenses	(21,634)	(1)	(21,635)	(22,201)	(358)	(22,559)
Income taxes	721	-	721	1,612	-	1,612
Equity in net income of investees	196	-	196	(1,229)	-	(1,229)

Net income (loss)	70,386	(1,195)	69,191	38,094	(17,974)	20,120
Non-controlling interests	(18,599)	-	(18,599)	(4,393)	-	(4,393)
Net income attributable to Golar	51,787	(1,195)	50,592	33,701	(17,974)	15,727
LNG Ltd

Total assets	2,449,900	1,124	2,451,024	2,139,952	87,565	2,227,517

Revenues from external customers

The vast majority of the Company’s vessel operations arise under time charters and in particular with four charterers, Petrobras, Dubai Supply Authority, Qatar Gas Transport Company and BG Gas. Petrobras is a Brazilian energy company. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar. BG is headquartered in the United Kingdom.

In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company’s performance either according to customer or geographical region.

For the six months ended June 30, 2012 and 2011, revenues from the following customers accounted for over 10% of the Company’s consolidated revenues:

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

(in thousands of $)	Six months ended		Six months ended
	June 30, 2012		June 30, 2011

Petrobras	47,248	25%	46,010	33%
BG Group plc	35,120	19%	12,411	9%
DUSUP	24,035	13%	23,144	16%
Qatar Gas Transport Company	20,066	11%	10,895	8%

4. NEWBUILDINGS

Currently, the Company has a total of eleven LNG carriers and two FSRU’s on order. The total contract cost of these newbuilds is approximately $2.7 billion of which $2.4 billion remains outstanding as at June 30, 2012. As at June 30, 2012, $300.4 million of newbuild costs had been capitalized.

As of June 30, 2012, the remaining installments for these vessels are due to be paid as follows:

(in millions of $)
Payable in 6 months to December 31, 2012	127.8
Payable in 12 months to December 31, 2013	1,107.1
Payable in 12 months to December 31, 2014	1,038.7
Payable in 12 months to December 31, 2015	121.0

2,394.6

5. VESSELS AND EQUIPMENT

Significant additions to vessels and equipment for the six months ended June 30, 2012 include $56.1 million costs relating to the conversion of the Nusantara Regas Satu (formerly named the Khannur) to a FSRU; and $23.4 million in relation to the reactivation of both the Hilli and the Gandria.

6. DEBT AND CAPITAL LEASES

As of June 30, 2012 and December 31, 2011, the Company had long-term debt outstanding of $972.8 million and $771.5 million, respectively.

The Company’s capital lease obligations as at June 30, 2012 and December 31, 2011 was $405.8 million.

As at June 30, 2012, the outstanding balance on our revolving credit facility with a company related to our major shareholder, World Shipholding, was $90 million. Subsequently, in July 2012, the facility was repaid with the proceeds received from Golar LNG Partners following the completion of the sale of interests in the companies that own and operate Nusantara Regas Satu, although the facility will be available until September 2013.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

6. DEBT AND CAPITAL LEASES (continued)

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million. In accordance with US GAAP, on inception we recognized a liability of $221.9 million and an equity portion of $25 million. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into common shares of Golar or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears.

7. FINANCIAL INSTRUMENTS

As of June 30, 2012, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges amounting to $428.6 million (December 31, 2011: $436.3 million):

Instrument	Notional value	Maturity Dates	Fixed Interest Rates
(in thousands of $)
Interest rate swaps:
Receiving floating, pay fixed	795,873	2013-2018	0.92% to 5.04%

At June 30, 2012, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $795.9 million (December 31, 2011: $899.1 million).

8. RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	June 30, 2012	December 31, 2011

Frontline Ltd and subsidiaries (“Frontline”) (a)	(136)	181
Bluewater Gandria (b)	-	125
Ship Finance AS (“Ship Finance”) (a)	131	48
World Shipholding
- Loan (c)	(90,000)	(80,000)
- Other (d)	-	(21,134)
Seatankers	(77)	(44)

	(90,082)	(100,824)

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

8. RELATED PARTY TRANSACTIONS (continued)

a)	Receivables and payables with Frontline, Seatankers and Ship Finance comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on their behalf and vice versa. Receivables and payables are generally settled quarterly in arrears.

b)	Bluewater Gandria - In January 2012, the Company acquired the remaining 50% in its joint venture, Bluewater Gandria, which owns the vessel, the Gandria, for a total consideration of $19.5 million. As a result of this transaction, Bluewater Gandria is now a wholly owned subsidiary of the Company.

c)	World Shipholding revolving credit facility - As of June, 2012 the outstanding balance on the facility was $90 million. A further $30 million was available to borrow under the facility as of June 30, 2012. The outstanding balance on this facility was subsequently repaid in July 2012, with the proceeds received from Golar LNG Partners following the completion of the sale of interests in the companies that own and operate Nusantara Regas Satu.

The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% for any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company incurred and paid interest on the loan of $1.2 million and $0.4 million during the six months ended June 30, 2012 and 2011, respectively.

d)	Unpaid dividends to World Shipholding the $21.1 million of unpaid dividends relating to 2011 were settled in March 2012 along with the interest accruing on the balance.

Dividends to non-controlling interests

	Six months ended June	Six months ended June
(in thousands of $)	30, 2012	30, 2011
Faraway Maritime Shipping Company ( Faraway )	1,200	1,000
Golar Partners	11,868	-

	13,068	1,000

Faraway owns the vessel, the Golar Mazo. Golar holds a 60% equity interest in Faraway, with the remaining 40% interest held by CPC Corporation, Taiwan.

As of June 2012 had declared and paid distributions totalling $34.2 million during the six months ended June 30, 2012of which $11.9 million was paid to non-controlling interests. In July 2012, Golar Partners successfully closed a public offering of 6,325,000 common units at a price of $30.95 per common unit. Refer to note 10 for further details.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

9. OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	As of June 30,	As of December 31,
	2012	2011

Book value of vessels secured against long-term loans and capital leases	1,548,546	1,574,394

As at June 30, 2012 and December 31, 2011, there are pension deficits of $37.9 million and $37.6 million, respectively, recorded within other long-term liabilities.

10. SUBSEQUENT EVENTS

The Board has proposed an increased quarterly cash dividend of $0.40 per share in respect of the second quarter 2012 results. The record date for the dividend is September 13, 2012, ex-dividend date is September 11, 2012 and the dividend will be paid on or about September 27, 2012.

The Company’s US listed subsidiary, Golar LNG Partners LP announced on July 25, 2012 that its board of directors has declared a quarterly cash distribution with respect to the quarter ended June 30, 2012 of $0.44 per unit. This cash distribution was paid on August 15, 2012 to all unitholders of record as of the close of business on August 3, 2012.

The Company announced on July 5, 2012 that it had been awarded the Gas Atacama Mejillones Seaport’s FSRU Project (“Gas Atacama”).

The initial term of the contract, which remains subject to certain Charterer conditions being met by the end of 2012, is for 15 or 20 years. On top of the initial term, Gas Atacama has three five-year contract extension options.

Should the conditions on the contract be met, the Company plans to exercise the option to have its LNG carrier newbuild scheduled for completion in early 2015 constructed as an FSRU. If the conditions are not met, the Company will take delivery of an LNG carrier as originally envisioned.

Golar Partners successfully closed a public offering of 5,500,000 common units on July 16 at a price of $30.95 per common unit. In addition, the Underwriters exercised in full their option to purchase a further 825,000 common units bringing the total number of units sold to 6,325,000. Golar GP LLC, the Partnership’s general partner, maintained its 2% general partner interest in the Partnership and Golar LNG Limited subscribed to 969,305 common units in a private placement at a price of $30.95 per unit. Net proceeds from the public offering to the Partnership were approximately $188 million. Following the closing, the Company owns 10,296,559 common units and 15,949,831 subordinated units representing an approximate 55.5% interest in the Partnership. By virtue of its ownership of the General Partner which owns 946,355 units, the Company’s total interest in the Partnership now stands at around 57.5%. The proceeds were used to part finance the Partnership’s purchase of the NR Satu from the Company on July 19, 2012.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

10. SUBSEQUENT EVENTS (continued)

As previously announced, the conversion of NR Satu was completed in April 2012 and the FSRU was delivered to the Charterer on May 4, 2012. The FSRU successfully completed its acceptance procedure on July 13, 2012. The FSRU has been in operation without any major technical issues since its delivery.

Subsequent to the successful acceptance by its Charterer, the Company completed its sale of the NR Satu to Golar Partners on July 19, 2012. Golar sold the FSRU for $385 million2. The acquisition was financed by Golar Partners by raising gross proceeds $230 million in equity (comprising of the proceeds from the public offering of $195.8 million and private placement to the Company) and $155 million of vendor financing provided by the Company. The vendor financing is expected to be refinanced when Golar Partners enters into bank financing in respect of the NR Satu. This is expected to be completed in the near future. The proceeds received by the Company from this dropdown will in part be used to meet some of its 2013 and 2014 newbuilding commitments.

The Company announced on April 27, 2012 that it would seek to de-list from the Oslo Bors. A Special General Meeting was held on June 18, 2012 to seek shareholder support for this and an overwhelming majority voted in favour of the proposal. An application to de-list was made to Oslo Bors in July 2012 and the Company will now de-list from the Oslo Stock Exchange on August 30, 2012.

2 Golar LNG Partners is a subsidiary of the Company. Accordingly, the effect of the dropdown of the Nusantara Regas Satu to Golar LNG Partners, partly financed by vendor financing for $155 million with the balance of $230 million paid in cash, will be eliminated on consolidation for the purpose of the consolidated financial statements.

Responsibility Statement
We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2012 have been prepared in accordance with U.S generally accepted accounting policies, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 23, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer